September 20, 2016

Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
Gregory Dundas
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Atlantic Acquisition, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2016
File No. 333-211681

Dear Mr. Spirgel,

The following are the registrant's responses to your comment letter of August 16, 2016.

The Company, page 5

1. We note your response to our prior comment 3. Since Mr. Dotres retains his shares, please delete the statement that he has canceled his shares. Do the same in the Business section on page 21.

Deleted in both places.

Risk Factors

Rule 419 limitations may limit business combinations, page 9

Regulations concerning "blank check" issuers may limit business combinations, page 10

2. We note your response to prior comment 1. Please revise these risk factors to clarify how these regulations may limit potential business combinations for the company.

Disclosure added regarding time, effort and disclosure.

Signature Page

3. We note your response to our prior comment 5, but don't see any revisions to the signature page. Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and principal accounting officer.

Revised in both signature blocks.

Interim Consolidated Financial Statements

4. Please provide updated interim financial statements for the quarterly period ending June 30, 2016. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

Updated.

Very truly yours,

/s/ Benny Doro
Benny Doro
President